To Our Shareholders:

     For the second quarter of 1995, Bancorp Hawaii, Inc. reported earnings of $28.5 million, 16.4% lower than for the same period last year and 1.1% above the first quarter 1995. Earnings per share for the second quarter of 1995 were $0.68, compared to $0.79 for the second quarter of 1994. Based on June 30, 1995 results, year-to-date return on average assets was 0.93% and return on average equity was 11.42%.

     Year-to-date earnings were $56.8 million, compared to $68.6 million for the first half of 1994. Year-to-date earnings per share were $1.35, compared to $1.59 at June 30, 1994. Total assets on June 30, 1995 stood at $12.6 billion, a 0.6% decline from 1994's second quarter-end. Net loans increased to $7.4 billion from $7.2 billion reported at June 30, 1994.

     These results were expected, and we are optimistic about your company's growth this quarter in key areas, particularly fee income for trust services and expense control. Bancorp's asset quality remains exceptionally strong, and your company currently ranks among the nation's top 30 bank holding companies in this important measure of financial strength. During the second quarter, non-performing assets (NPA) stood at $51.0 million representing a 4.3% decline from second quarter last year and a 2.5% drop from first quarter 1995.

     In June, Bancorp was named one of the nation's top 100 consumer lending banks with growth in consumer loans up significantly from the previous year. Also during the quarter:
Bank of Hawaii, together with partners Continental Airlines and Visa USA, issued its first co-branded credit card, the Continental OnePass Visa card; First National Bank of Arizona opened a banking center in Scottsdale bringing its branch count to five; and Bank of Hawaii expanded its network of in-store branches to the Big Island with the opening of an ISB in the Puainako KTA Superstore.

     Despite last year's volatile interest rate environment and Hawaii's slow economic recovery, Bancorp's earnings picture is showing some positive trends. The interest rate margin widened substantially from 3.61% at year end 1994 to 3.80% for the quarter ending June 30, 1995, an indication that your company is successfully rebalancing its asset mix and addressing interest rate sensitivity. Trust income is another positive factor, showing year-to-date growth in excess of 10% over the same six-month period in 1994.

     We are very pleased by the contribution to earnings made by recently acquired affiliates in the South Pacific, including the National Bank of Solomon Islands and Banque d'Hawaii (Vanuatu) Ltd. Additionally, growth in non-interest expense has been held to less than 4% although your company has made a significant investment in technology to support Bancorp 2000, our vision of the future. Positive results in these areas reaffirm the soundness of Bancorp's long range strategic plans for growth, development and geographic diversification.

     On July 26, the Board of Directors declared a quarterly dividend of 27 1/4 cents payable on September 15, 1995, to shareholders of record on August 21, 1995.

     Bancorp is continually seeking better ways to serve our markets in Hawaii, Arizona, Asia and the Pacific Rim region through innovative delivery channels and by broadening our range of financial products and services. Your company's performance reflects its management's long-term approach to maintaining strong asset quality, while at the same time investing in opportunities for growth and controlling costs. We will continue to implement strategies that build on Bancorp's reputation as the leading financial services organization in the Pacific and maintain a steady approach to enhancing shareholder value.


Sincerely,

LAWRENCE M. JOHNSON

Lawrence M. Johnson
Chairman and Chief Executive Officer

July 31, 1995



Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor or Analyst Inquiries:
David A. Houle
Senior Vice President, Treasurer and Chief Financial Officer
(808) 537-8288

   or

Sharlene K. Bliss
Assistant Vice President and Investor Relations Officer
(808) 537-8037

   or

Cori C. Weston
Corporate Secretary
(808) 537-8272

--------------------------------------------------------------------------------------------------------------------------
Highlights  (Unaudited)                      Bancorp Hawaii, Inc., and subsidiaries
------------------------------------------------------------------------------------
                                                               June 30      June 30
                                                                  1995         1994
------------------------------------------------------------------------------------
Return on Average Assets                                          0.93%        1.10%
------------------------------------------------------------------------------------
Return on Average Equity                                         11.42%       14.40%
------------------------------------------------------------------------------------
Average Spread on Earning Assets                                  3.71%        3.98%
------------------------------------------------------------------------------------
Book Value Per Common Share                                     $24.59       $22.63
------------------------------------------------------------------------------------
Loss Reserve/Loans and Leases Outstanding                         1.99%        1.91%
------------------------------------------------------------------------------------
Average Equity/Average Assets                                     8.16%        7.61%
------------------------------------------------------------------------------------

Common Stock Price Range                              High         Low     Dividend
1994..........................                      $34.75      $24.13        $1.04
1995 First Quarter............                      $28.50      $24.88        $0.26
1995 Second Quarter...........                      $30.88      $27.63        $0.27


Consolidated Statements of Income (Unaudited)
------------------------------------------------------------------------------------------------------------------
                                                                  3 Months     3 Months     6 Months     6 Months
                                                                     Ended        Ended        Ended        Ended
                                                                   June 30      June 30      June 30      June 30
(in thousands of dollars except per share amounts)                    1995         1994         1995         1994
------------------------------------------------------------------------------------------------------------------
Total Interest Income                                             $221,830     $201,461     $436,415     $395,157
Total Interest Expense                                             114,683       85,254      226,947      163,043
------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                107,147      116,207      209,468      232,114
Provision for Possible Loan Losses                                   4,120        5,964        8,573       14,222
------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Possible Loan Losses       103,027      110,243      200,895      217,892
Total Non-Interest Income                                           35,978       34,470       75,789       70,344
Total Non-Interest Expense                                          93,689       89,749      184,744      177,993
------------------------------------------------------------------------------------------------------------------
      Income Before Income Taxes                                    45,316       54,964       91,940      110,243
Provision for Income Taxes                                          16,768       20,802       35,144       41,689
------------------------------------------------------------------------------------------------------------------
      Net Income                                                   $28,548      $34,162      $56,796      $68,554
==================================================================================================================
Earnings Per Common Share and Common Share Equivalents               $0.68        $0.79        $1.35        $1.59
------------------------------------------------------------------------------------------------------------------
Average Common Shares and Common Share Equivalents Outstanding  42,121,368   43,056,348   42,129,385   43,006,653
------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Condition (Unaudited)
------------------------------------------------------------------------------------------------------------------
                                                                                June 30  December 31      June 30
(in thousands of dollars)                                                          1995         1994         1994
------------------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                                      $752,923     $727,016     $842,255
Investment Securities
   (Market Value of $3,108,419, $3,101,584 and $3,491,979, respectively)      3,117,484    3,150,885    3,532,916
Securities Purchased Under Agreements to Resell                                  90,000           --           --
Funds Sold                                                                      144,900       54,167       80,470
Loans                                                                         7,704,174    7,891,993    7,523,003
  Unearned Income                                                              (142,084)    (144,034)    (146,163)
  Reserve for Possible Loan Losses                                             (150,302)    (148,508)    (141,210)
Net Loans                                                                     7,411,788    7,599,451    7,235,630
------------------------------------------------------------------------------------------------------------------

    Total Earning Assets                                                     11,517,095   11,531,519   11,691,271
Cash and Non-Interest Bearing Deposits                                          474,554      508,762      460,935
Premises and Equipment                                                          231,978      221,806      187,710
Other Assets                                                                    350,024      324,263      307,384
------------------------------------------------------------------------------------------------------------------
    Total Assets                                                            $12,573,651  $12,586,350  $12,647,300
==================================================================================================================

Liabilities
Deposits                                                                     $7,003,918   $7,115,054   $7,082,778
Securities Sold Under Agreements to Repurchase                                2,250,738    2,136,204    2,316,161
Funds Purchased                                                                 379,473      609,574      575,220
Short-Term Borrowings                                                           655,652      594,475      818,168
Other Liabilities                                                               385,362      302,683      399,617
Long-Term Debt                                                                  877,640      861,572      495,991
------------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                        11,552,783   11,619,562   11,687,935

Shareholders' Equity
Common Stock ($2 par value), authorized 100,000,000 shares;
    outstanding,  June 1995 - 41,520,923;
    December 1994 - 41,851,466; June 1994 - 42,396,059;                          83,042       83,703       84,792
Surplus                                                                         249,718      260,040      276,379
Unrealized Valuation Adjustments                                                 12,410      (18,122)     (15,758)
Retained Earnings                                                               675,698      641,167      613,952
------------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                                1,020,868      966,788      959,365
------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                              $12,573,651  $12,586,350  $12,647,300
==================================================================================================================

Starting in 1995, Bancorp Hawaii will discontinue mailing quarterly reports to shareholders whose stock is held in "street name," for example through brokerage houses. Bancorp can more quickly communicate the company's performance through direct mail to these shareholders. If your Bancorp stock is held in "street name" and you wish to continue receiving Bancorp's quarterly reports, please complete the address form and return it to Bancorp. Bancorp shareholders with stock held in their own name are not affected and will continue to receive quarterly reports as usual. Annual reports and proxy materials will continue to be sent to all shareholders.

-----------------------------------------------------------------
My Bancorp Hawaii stock is held in "street name." Please continue to send me Bancorp Hawaii, Inc., quarterly reports during 1995 at the following address.

Please print or type

NAME_____________________________________________________________

ADDRESS__________________________________________________________

CITY______________________________STATE_____________ZIP__________

TELEPHONE________________________________________________________
Clip and mail this form to:  Bancorp Hawaii, Inc.
                             Corporate Secretary
                             P. O. Box 2900
                             Honolulu, Hawaii  96846